Exhibit 99.1

ELBIT IMAGING CALLS EXTRAORDINARY SHAREHOLDERS MEETING
TO APPROVE DEBT ARRANGEMENT

Tel Aviv, Israel, July 12, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today it has scheduled an extraordinary meeting of shareholders (the "Meeting") to be held on Monday, August 19, 2013 at 9:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, Bnei Brak, Israel. The record date for the meeting is July 17, 2013. However, as contemplated by a Court ruling in connection with the Company's proposed debt arrangement, the votes of shareholders that hold shares through a member of the Tel Aviv Stock Exchange Clearinghouse are required to be received by 12:00 p.m. (Israel time) on July 18, 2013. For this purpose, the Company has filed a form of written ballot via MAGNA, the website of the Israel Securities Authority.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.
To approve the Company's proposed plan of arrangement of its unsecured financial debt (the "Unsecured Financial Debt), and the transactions contemplated thereby, including amendments to the Company's Articles of Association and Memorandum of Association (the "Company's Proposal"); and

2.
To approve the proposed plan of arrangement of the Unsecured Financial Debt presented by some representatives of the Company's Series C to Series G and Series 1 note holders, and the transactions contemplated thereby (the "Representatives' Proposal").

Shareholders are asked to vote on both proposals.  The Board of Directors recommends a vote FOR approval of the Company's Proposal and AGAINST the approval of the Representatives' Proposal. Following the meetings of the holders of the Company's Unsecured Financial Debt on these proposals, which are scheduled to be held on or about July 18, 2013, the Company plans to remove one of the proposals from the agenda of the Meeting.

Under the Israeli Companies Law, unless the Court rules otherwise, approval of each proposal requires that either: (a) the shares voting in favor of the proposal include at least a majority of the shares voted by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the arrangement; or (b) the total number of shares voted against the resolution by the disinterested shareholders described in clause (a) does not exceed two percent of the company’s voting power.

The arrangement is also subject to approval of the holders of the Company's Unsecured Financial Debt, the Tel Aviv Stock Exchange and the Court.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054